Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

WireCo WorldGroup (Cayman) Inc.:

We consent to the use of our report dated March 31, 2011, except as to Notes 1 and 19, which are as of November 9, 2011, with respect to the consolidated balance sheets of WireCo WorldGroup (Cayman) Inc., and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

January 30, 2012